INVEST IN NEXT BOATWORKS LLC

We're building the future of rowing.



nextboatworks.com Bristol RI

Consumer Goods Sports Retail

LEAD INVESTOR



Matthew John O'Grady NEXT Boatworks Advisor & Media Executive

NEXT Boatworks is the future of coastal rowing opening up an untapped market for all levels. They are building a quality product in the United States allowing far more access to coastal rowing than ever before. The NEXT Boat engineering is unmatched globally and the stylish design adds to the allure of the product. I am honoured to be associated with such a terrific management team and an outstanding boat. I know they will be a great success globally and I encourage all water sports athletes to take a closer look at NEXT Boatworks.

Invested $1,000 this round

Highlights

1. The first Next-Gen coastal rowing boat (to World Rowing C1x coastal rule standards) designed & built in the USA.
2. → The NEXT C1X, establishes NEXT Boatworks as the leader in coastal rowing boat design.
3. → Pre-production sales of $122K, from Hong Kong to California to Maine.
4. → $45Bn spent annually on small boats, human-powered.
5. → Coastal-style rowing is the fastest-growing segment of rowing globally.
6. → Coastal rowing expecting 2028 Olympics debut, driving interest and demand for coastal boats.
7. → Bootstrapped $750k from founding team so far.

Our Team



Dennis Loebs Co-founder, General Manager

Serial small business owner and small boat addict. Design-focused and detail-driven. Creator of $75M+ accumulated value in the AEC space. Dennis gets things done.

As rowers we understand intimately how existing rowing boats preclude widespread participation. We want better boats--boats that allow more people to enjoy this rewarding activity. As entrepreneurs, we see a unique opportunity to create new market space while democratizing rowing by building innovative boats that anyone can row, anywhere.


USA

Ben Booth Co-founder, Boat Designer, Coastal Rowing Guru

An authority on coastal rowing and a member of US Rowing coastal committee, Ben is a pioneer in the sport. He was the first US athlete in the coastal world championships, and holds course records at home and abroad. Big wave rowing is his specialty.



Sinead Fitzgibbon Advisor, board member

Racing coastal boats globally since 2018, representing USA in IRL, HK. Physiotherapist, coach, trainer. Fits bodies to boats, and boats to bodies.

Jeff Dion

I help founders clarify their stories and close community rounds faster

Rowing...Unleashed

NEXT
BOATWORKS

The NEXT generation of rowing

nextboatworks.com



Investor Pitch Deck

BACKGROUND

Coastal Rowing

Coastal rowing is rowing along a coast, in the ocean, or less-sheltered body of water. In contrast to traditional Olympic rowing, coastal rowers enjoy waves, wind, & currents. 92,000 miles of USA coastline make coastal rowing an accessible & appealing recreation option for most Americans.



Next Boatworks is the first company to build competitive Coastal Rowing boats in the USA!



ABOUT

Our Vision

At NEXT Boatworks we see a future stocked with a new generation of rowing craft that expands participation across a broad spectrum of users. We see rowing re-established as a go-to choice for water-based recreation & sport.

Our Mission

The Mission at NEXT Boatworks is simple: solve rowing's "hardware problem." Leverage innovation in the design, manufacture, & distribution of a new breed of fun boats that allows more people to row in more places, more of the time.

THE LANDSCAPE

Blue Ocean Opportunity

BIG HOLE in Existing Market

- COASTAL = **fastest-growing** sector in rowing
- Growth in USA stifled by **coastal boat shortage**
- **US Rowing** is developing Team USA for 2026 Jr. Olympics & 2028 LA Olympics, but **does not have training boats**.
- Local feeder clubs need training boats for Team USA
- Global interest surging

Growing sport + "hardware" shortage = Business opportunity!

THE LANDSCAPE

The Opportunity


world rowing
USRowing

Elite — "Beach Sprint" Coastal Rowing set to debut in 2028 LA Olympics; **Next Boatworks to pursue RFP**. Olympic inclusion expected to boost interest in coastal rowing.

Competitive — Over 70,000 individual members + 1,500 organization members in USA. Globally, competitive rowing population surpasses 1M. **Coastal rowing** poised to **capture** a significant share of this market while **expanding** it.

Recreational — Globally, 3M people have a rowing machine in their homes, growing to 5.7M by 2025. 40M row at the gym annually. **Coastal rowing provides seamless "crossover" opportunity for these rowers.**

Novice — Annual U.S. spend on water sports gear = $14B. **Coastal rowing** poised to further **expand this market & attract "crossover" water enthusiasts.**

THE LANDSCAPE

Pain Points

1 AVAILABILITY

Apart from NEXT Boatworks, all C1X coastal rowing boats sold in U.S. are imported.

Shipping boats across seas is expensive and time-consuming. Boat shortage is limiting growth.

2 DEMAND

US National teams, Universities & Clubs need coastal boats now. Demand is growing.

200 D1/D2 teams, 2000 clubs, ↑ new coastal-only clubs. U.S. demand for boats is ramping up.

THE LANDSCAPE

Pain Points

3

QUALITY/SAFETY

Current poor quality and weight of coastal rowing boats limits overall satisfaction.

Existing models leak. This is neither safe nor fun. Mediocre handling reduces satisfaction.

4

EXPENSE

Competition: Filippi $10k, Liteboat $9k, Leo $7k, Swift, $6k, NEXT $8k

No entry-level price point currently exists

THE LANDSCAPE

Our Solution



NOW

NEXT C1X, $7,900

We're currently selling the NEXT C1X: a ground-breaking design positioned to serve a growing multi-segment market

FUTURE

RENEGADE, < $4,000

Investment needed to develop & build the RENEGADE: a sturdy boat with performance for recreational, club & novice rowers.

THE LANDSCAPE

Our Solution



- **Made in the USA** – Proudly participating in a rebirth of American manufacturing & domestic job creation. Selling B2C, "factory-direct" to consumer w/o middlemen & overseas logistics hassles.
- Leak-Proof – the carbon fiber design is leak-proof, enhancing safety & peace of mind in all conditions
- Handling –lighter weight & innovative hull design contribute to responsive, fun handling in all conditions
- Price point – Planning multiple models for multiple consumer price points
- Future Innovation – The **RENEGADE** will provide an advanced design at an entry level price, broadening consumer access

THE NEXT C1X

Innovation

NEXT Boatworks is the only company in the coastal rowing space with a history of innovation!

The NEXT C1x features both first-ever ("novel") and first-in-class features ("1st")

We are committed to maintaining the leading edge in design innovation.

Leak-free
The only rowing boat with ZERO skin penetrations*

Adjustable fin
Easier to row in cross-winds, superior tracking

Cockpit
Seat, rails, wheels designed from scratch & optimized for coastal rowing

Round Bottom
Predictable handling and minimal frictional drag for maximized speed potential

Side Drains
Our self-bailing system is the first-in-class reduces water held within the boat

Tapered Stern
Maximizes speed, minimizes drag and turbulence in waves

Reverse Bow
Our knife-edge bow slices through waves instead of slamming into them

Full Foredeck
While surfing waves, fullness & buoyancy maintain speed & control

Hull Flare
Full flare = more ultimate stability. Better for beginners & more control in surf

PRODUCT-MARKET FIT

Current Progress

01 Pre-production sales of $157K, from Hong Kong to California to Maine

02 25 boat sales to date

03 Low CAC : first 20 boats sold in only 2 email pushes to small list of 500

04 9 boat demos have produced 8 eight purchases



PRODUCT-MARKET FIT

Testimonials

"For those who appreciate the style & aesthetic beauty of products that clearly go beyond simple function, the Next C1X is truly a work of art."
— **Paul P.**

"One row in the Next C1X completely changed my definition of "too windy to row." This boat opens more possibilities for me…!"
— **Matt H.**

"The Next C1X managed far rougher conditions than I would ever have ventured out in previously: I immediately placed an order!"
— **Tucker H.**

"The Next C1X made the transition from Elite traditional rowing to Coastal Rowing easy & exciting. It cuts through waves with sharp intent and…a good sense of control. A boat made for all types of people."
— **Hillary S.**


Demo day COURT
Watch on YouTube

ECONOMICS

Use of Investment Funds

1. ENHANCE THROUGHPUT / REDUCE LEAD TIME

We will continue to invest in manufacturing infrastructure to improve our throughput from one boat/month in 2021, to one boat/week in 2023, and to two boats/week in 2024.

2. ADD MARKETING SPEND

With a marketing budget of $0 we converted 2% of a small number of organic digital leads, and 89% of in-person demos. With an organized marketing campaign, sales will multiply.

3. BUILD THE RENEGADE MODEL

Developing our new Roto-Molded model will allow us to unlock more opportunity in the entry level, recreational/novice rowing segment as well as the competitive Beach Sprint training segment.

Our Team



DENNIS LOEBS
Co-Founder, COO

Serial small business owner & small boat addict. Design-focused & detail-driven. Creator of $75M+ accumulated value in the AEC space.


USA

BEN BOOTH
Co-Founder, Boat Designer

Coastal rowing pioneer, big-wave fanatic, & member of USRowing's Coastal Rowing Working Group. Ben was the first US athlete in the Coastal World Championships, & holds course records at home & abroad.



SINEAD FITZGIBBON
Director of Business Development

Racing coastal boats globally since 2018, representing USA in IRL, HK. Physiotherapist, coach, trainer, veteran multi-sport athlete. Fits bodies to boats, and boats to bodies.

Advisory Board



AMY WOLF
Advisor, Entrepreneur



MATT O'GRADY
Advisor, CEO & Media



SARA HENDERSHOT
Strategic Advisor, Marketing, Olympian



MARC ORIA
Advisor, Athlete, Lead Coastal Rowing Coach